
October 30, 2019

Andrew Van Noy
Chief Executive Officer and President
CloudCommerce, Inc.
321 Sixth Street
San Antonio, Texas 78215

> **Re: CloudCommerce, Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed October 25, 2019**
>   **File No. 024-11067**

Dear Mr. Van Noy:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note that Section 6 of your subscription agreement includes an exclusive forum provision and a jury trial waiver provision. Please amend the disclosure in your offering circular to include a description of both of these provisions, including the statement found in your subscription agreement that, by agreeing to the jury trial waiver, the subscriber is not deemed to waive the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also include risk factor disclosure related to these provisions, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.

As a related matter, please disclose the extent to which the exclusive forum clause applies to federal securities law claims. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Please contact Katherine Bagley at (202) 551-2545 or Jacqueline Kaufman at (202) 551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gregory Sichenzia